Exhibit 99.6
EXTENDICARE REAL ESTATE INVESTMENT TRUST
- and -
EXTENDICARE TRUST
- and -
EXTENDICARE HOLDING GENERAL PARTNER INC.
- and -
EXTENDICARE INC.

ADMINISTRATION AGREEMENT

November 10, 2006

TABLE OF CONTENTS

ARTICLE I INTERPRETATION		2

1.1	Definitions	2
1.2	References to Acts Performed by the Fund or the Trust	4
1.3	Tax Act	4
1.4	Number and Gender	5
1.5	Headings for Reference Only	5
1.6	Day Not a Business Day	5
1.7	Currency	5
1.8	Time of the Essence	5
1.9	Governing Law; Attornment	5
1.10	Accounting Principles	5
1.11	Limitation of Liability of the Fund and the Trust	6

ARTICLE II SERVICES		6

2.1	General Delegation of Administrative and Support Services	6
2.2	Specific Delegation of Administrative and Support Services for the Fund	6
2.3	Specific Delegation of Administrative and Support Services for the Trust	9
2.4	Specific Delegation of Administrator and Support Services for the General Partner	9
2.5	Restrictions on Delegation of Administrative and Support Services	9
2.6	Termination or Suspension of Service	10
2.7	Covenants of the Administrator	10
2.8	Administrator’s Acknowledgment	11
2.9	Authority of Administrator	11
2.10	Determinations of the Administrator Binding	12
2.11	Certificate	12
2.12	Notice	14
2.13	Execution of Documents	14
2.14	Contractual Obligations	15
2.15	Ratification of Prior Acts	15

ARTICLE III PAYMENT OF EXPENSES		15

3.1	Expense Reimbursement	15
3.2	Payment of GST	16
3.3	Failure to Pay When Due	16
3.4	No Fee	16
3.5	Remuneration and Expenses	16

ARTICLE IV OBLIGATIONS AND COVENANTS		16

4.1	Obligations and Covenants	16

ARTICLE V ACTIVITIES OF ADMINISTRATOR		17

5.1	Standard of Care and Delegation	17
5.2	Reliance	18
5.3	No Liability for Advice	18

5.4	Conflict of Interest	18
5.5	Additional Information	19
5.6	Confidentiality	19

ARTICLE VI INDEMNIFICATION		20

6.1	Indemnification of the Administrator	20
6.2	Indemnification of the Other Parties	20
6.3	Survival of Indemnities	21

ARTICLE VII TERM AND TERMINATION		21

7.1	Term	21
7.2	Automatic Renewal	21
7.3	Effect of Termination	21
7.4	Default upon Insolvency or Bankruptcy	22
7.5	Default upon Material Breach	23
7.6	Payment	23
7.7	Continuing Obligations	23

ARTICLE VIII FORCE MAJEURE		23

8.1	Consequences of Force Majeure	23
8.2	Notice	24

ARTICLE IX GENERAL MATTERS		24

9.1	No Partnership, Joint Venture or Trust	24
9.2	Amendments	24
9.3	Assignment	24
9.4	Severability	24
9.5	Notices	25
9.6	Enurement	26
9.7	Entire Agreement	26
9.8	Waivers	26
9.9	Further Assurances	26
9.10	Counterparts	26
9.11	Facsimile Execution	26
9.12	Bennett Jones LLP Acting for More than One Party	27

          THIS ADMINISTRATION AGREEMENT is made as of November 10, 2006.
BETWEEN:
EXTENDICARE REAL ESTATE INVESTMENT TRUST, a trust governed by the laws of the Province of Ontario (the “Fund”)
OF THE FIRST PART
- and -
EXTENDICARE TRUST, a trust governed by the laws of the Province of Ontario (the “Trust”)
OF THE SECOND PART
- and -
EXTENDICARE HOLDING GENERAL PARTNER INC., a corporation incorporated under the laws of Canada (the “General Partner”)
OF THE THIRD PART
- and -
EXTENDICARE INC., a corporation amalgamated under the laws of Canada (the “Administrator”)
OF THE FOURTH PART
RECITALS
A.	The Fund, the Trust and the General Partner (on behalf of the Partnership) wish to retain the Administrator to provide certain management, administrative, advisory and support services to the Fund, the Trust and the General Partner (on behalf of the Partnership);

B.	The Administrator is willing to render such management, administrative, advisory and support services on the terms and conditions set forth herein;
     NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the receipt and sufficiency of which is hereby acknowledged by each of the parties to this Agreement, the parties agree as follows:

ARTICLE I
INTERPRETATION
1.1 Definitions
          For all purposes of this Agreement, including the recitals hereto, except as otherwise expressly provided or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fund Deed of Trust and the following additional terms shall have the following meanings:
(A)	“Deeds” means, collectively, the Fund Deed of Trust and the Trust Deed of Trust;

“Defaulting Party” shall have the meaning ascribed thereto in Section 7.5;

“Expenses” means all reasonable out-of-pocket expenses incurred by the Administrator on behalf of the Fund, the Trust and the Partnership in connection with carrying out its duties and obligations hereunder, including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering the services to be performed hereunder and/or management fees paid to management entities which may be engaged to provide such services, together with all expenses assumed pursuant to Section 3.1, and all reasonable third party professional, legal, accounting and administrative costs and expenses;

“Force Majeure” means an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the party claiming Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts, the party claiming the Force Majeure is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay or disruption in the performance of any obligation (other than the obligation to pay money due) imposed on such party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snow slide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, actions, orders, directives or restraints issued or imposed by any Governmental Authority, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any Governmental Authority; provided, however, that a party’s own lack of the funds shall not constitute “Force Majeure” in respect of such party;

“Fund Deed of Trust” means the deed of trust of the Fund dated September 11, 2006 pursuant to which the Fund was established, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“Fund Transfer Agent” means such Person as may from time to time be appointed by the Fund to act as registrar and transfer agent for the Fund Units or Special Voting Units, or both, as applicable, together with any sub-transfer agent duly appointed by the Fund Transfer Agent and, as the context requires, means, collectively, each Fund Transfer Agent appointed by the Fund where separate transfer agents are appointed in respect of the Fund Units and the Special Voting Units, provided that where the Fund has not appointed a Person to act as registrar and transfer agent of the Fund Units or the Special Voting Units, as the case may be, then the Administrator shall act as registrar and transfer agent of the Fund Units or the Special Voting Units, as the case may be;

“Fund Trustees” means, at any time, the individuals who are trustees of the Fund, at that time;

“Fund Unitholders” means, collectively, the holders of Fund Units and Special Voting Units, as shown on the registers of such holders maintained by the Fund Transfer Agent;

“Fund Units” means the trust units of the Fund (other than the Special Voting Units);

“GST” shall have the meaning ascribed thereto in Section 3.2;

“LP Units” means, collectively, Class A and Class B limited partnership units of the Partnership;

“parties” means the Fund, the Trust, the General Partner and the Administrator and their respective permitted successors and assigns and “party” means any one of them;

“Partners” means, collectively, the General Partner and the holders of LP Units;

“Partnership” means Extendicare Limited Partnership, a limited partnership formed under the laws of the Province of Ontario;

“Partnership Agreement” means the limited partnership agreement of the Partnership dated September 11, 2006 among the General Partner, the Trust and each Person who from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of LP Units;

“Partnership Transfer Agent” means such Person as may from time to time be appointed by the General Partner to act as registrar and transfer agent for the LP Units together with any sub-transfer agent duly appointed by the Partnership Transfer Agent; provided that where the General Partner has not appointed a Person to act as registrar and transfer agent of the LP Units, then the Administrator shall act as registrar and transfer agent for the LP Units;

“Special Voting Units” means the special voting units of the Fund;

“this Agreement”, “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Administration Agreement and not to any particular Article, Section or portion hereof and include any and every instrument supplemental or ancillary hereto;

“Trust Deed of Trust” means the deed of trust of the Trust dated September 11, 2006 pursuant to which the Trust was established, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“Trust Note Indenture” shall have the meaning ascribed thereto in the Trust Deed of Trust;

“Trust Transfer Agent” means such Person as may from time to time be appointed by the Trust to act as registrar and transfer agent for the Trust Units together with any sub-transfer agent duly appointed by the Trust Transfer Agent, provided that where the Trust has not appointed a Person to act as registrar and transfer agent of the Trust Units, then the Administrator shall act as registrar and transfer agent of the Trust Units;

“Trust Trustees” means, at any time, the individuals who are the trustees of the Trust, at that time;

“Trust Unitholders” means the holders of Trust Units as shown on the registers of such holders maintained by the Trust Transfer Agent or the Administrator on behalf of the Trust; and

“Trust Units” means the trust units of the Trust.
1.2 References to Acts Performed by the Fund or the Trust
          Any reference in this Agreement to an act to be performed or which may not be performed by the Fund or the Trust, as the case may be, shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Fund Trustees on behalf of the Fund or by the Trust Trustees on behalf of the Trust, as the case may be, or by some other person duly authorized to do so by the Fund Trustees or the Trust Trustees, as the case may be, or pursuant to the provisions hereof.
1.3 Tax Act
          Any reference in this Agreement to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. If there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Administrator may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force. Any reference in this Agreement to a particular provision of the Tax Act shall, to the extent applicable, also include a reference to any applicable and corresponding provision of the income tax laws of a province or territory of Canada.

1.4 Number and Gender
          In this Agreement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing a gender shall include the feminine, masculine and neuter genders. Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.
1.5 Headings for Reference Only
          The division of this Agreement into Articles and Sections, the provision of a Table of Contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.6 Day Not a Business Day
          If any day on which any determination is to be made or any action is required to be taken hereunder is not a Business Day, then such determination shall be made or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.
1.7 Currency
          All references in this Agreement to “dollars” or “$” are to Canadian dollars, unless otherwise noted.
1.8 Time of the Essence
          Time shall be of the essence in this Agreement.
1.9 Governing Law; Attornment
          This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein and shall be treated in all respects as an Ontario contract. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Ontario.
1.10 Accounting Principles
          Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.11 Limitation of Liability of the Fund and the Trust
          The parties hereto acknowledge that:
(a)	the Fund Trustees are entering into this Agreement solely in their capacities as trustees of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Fund Trustees or any registered or beneficial holder of Fund Units or any beneficiary under a plan of which a holder of Fund Units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the Fund Assets; and

(b)	the Trust Trustees are entering into this Agreement solely in their capacities as trustees of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trust Trustees or any registered or beneficial holder of Trust Units or any beneficiary under a plan of which a holder of Trust Units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the Trust Assets.
ARTICLE II
SERVICES
2.1 General Delegation of Administrative and Support Services
          Subject to and in accordance with the terms, conditions and limitations of the Deeds, the Partnership Agreement and to the other provisions of this Agreement, each of the Fund Trustees, the Trust Trustees and the General Partner hereby delegate to the Administrator, and the Administrator hereby accepts the delegation of and agrees to be responsible for the administration and management of all general and administrative affairs of each of the Fund, the Trust and the Partnership in accordance with the provisions hereof. The exercise of powers by the Administrator shall not adversely affect the status of (i) the Fund as a “unit trust” and a “mutual fund trust”, (ii) the Trust as a “unit trust”, each for the purposes of the Tax Act, and (iii) the Partnership as a “limited partnership” under the laws of the Province of Ontario.
2.2 Specific Delegation of Administrative and Support Services for the Fund
          It is acknowledged and agreed that in furtherance of the obligations under Section 2.1 to perform the Fund Trustees’ powers, duties and responsibilities under the Fund Deed of Trust and to administer and manage the general and administrative affairs of the Fund, and not in limitation thereof, the Administrator will, subject to any applicable direction of the Fund Trustees:

(a)	assist the Fund Trustees in making all determinations necessary for the discharge of the Fund Trustees’ obligations under the Fund Deed of Trust and generally provide all other services as may be necessary or as requested by the Fund Trustees for the administration of the Fund;

(b)	undertake all matters relating to the Plan of Arrangement;

(c)	prepare all returns, filings and documents and make all determinations necessary for the discharge of the Fund Trustees’ obligations under the Fund Deed of Trust;

(d)	retain and monitor, on behalf of the Fund Trustees, the Fund Transfer Agent and other persons serving the Fund;

(e)	authorize and pay on behalf of the Fund expenses incurred on behalf of the Fund and negotiate contracts with third party service providers (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(f)	provide office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

(g)	(i) deal with banks and other institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (ii) make any and all other arrangements for the borrowing of funds in any manner whatsoever; (iii) grant or issue covenants, guarantees and/or security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Fund or any entity in which the Fund holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto; and (iv) take any and all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 10.5 of the Fund Deed of Trust;

(h)	ensure compliance by the Fund with, and enforce all rights of the Fund under, all agreements entered into by the Fund, including the Exchange and Support Agreement;

(i)	prepare and provide to Fund Unitholders annual audited and interim unaudited financial statements of the Fund, as well as relevant tax information;

(j)	arrange for the filing of all income tax returns within the time required by Applicable Law;

(k)	compute, determine (including the form and amount of), declare and make on the Fund’s behalf distributions to Fund Unitholders of distributions properly payable by the Fund and administer on behalf of the Fund such distribution reinvestment plans and other similar plans as the Fund may establish from time to time;

(l)	ensure compliance by the Fund, its affiliates and subsidiaries with all applicable securities legislation, including, without limitation, continuous disclosure obligations and the preparation of financial statements;

(m)	provide investor relations services;

(n)	call and hold all annual and/or special meetings of the Fund Unitholders pursuant to the Fund Deed of Trust and prepare and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(o)	prepare and provide or cause to be provided to Fund Unitholders on a timely basis all information to which Fund Unitholders are entitled under the Fund Deed of Trust and under Applicable Laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual report, notices, financial reports and tax information relating to the Fund;

(p)	take all steps necessary to complete the issuance of Fund Units, Special Voting Units or other Securities of the Fund;

(q)	subject to Section 10.4 of the Fund Deed of Trust, sell, transfer, assign or convey, for and behalf of the Fund, all or any part of the Fund Assets on such terms and conditions as the Administrator shall deem to be in the best interests of Fund Unitholders;

(r)	attend to all administrative and other matters (including making determinations) arising in connection with any redemptions of Fund Units including, without limitation, the matters set forth in Article 7 of the Fund Deed of Trust and any designations of income or capital gain realized by the Fund pursuant to subsection 6.4(d) of the Fund Deed of Trust;

(s)	attend to all administrative and other matters arising in connection with any Unitholders’ rights plan for the Fund;

(t)	monitor the residency status of beneficial owners of Trust Units;

(u)	ensure that the Fund elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a “mutual fund trust” within the meaning of that act since inception, and assuming the requirements for such election are met, undertake all matters relating to ensuring that the Fund continues to qualify as a “mutual fund trust” and make all decisions relating to any remedial action if the Administrator determines that the level of beneficial ownership by Non-Residents must be reduced in order for the Fund to continue to qualify as a “mutual fund trust”;

(v)	obtain and maintain appropriate liability insurance for the benefit of the directors and officers of the Administrator and its affiliates;

(w)	prepare any prospectus or comparable documents of the Fund to qualify the sale of Fund Units or other Securities of the Fund from time to time;

(x)	undertake, manage and prosecute any and all proceedings from time to time before or in respect of Governmental Authorities on behalf of the Fund; and

(y)	promptly notify the Fund Trustees of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund.
2.3 Specific Delegation of Administrative and Support Services for the Trust
          It is acknowledged and agreed that in furtherance of the obligations under Section 2.1 to perform the Trust Trustees’ powers, duties and responsibilities under the Trust Deed of Trust and to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to any applicable direction of the Trust Trustees, perform the services described in Sections 2.2(a) to (r) inclusive, and (x) and (y), mutatis mutandis and matters relating to the Trust Note Indenture.
2.4 Specific Delegation of Administrative and Support Services for the General Partner
          It is acknowledged and agreed that on furtherance of the obligations under Section 2.1 to perform the General Partner’s powers, duties and responsibilities under the Partnership Agreement and to administer and manage the general and administrative affairs of the Partnership, and not in limitation thereof, the Administrator will, subject to any applicable direction of the General Partner, perform the services described in Section 2.2(a) to (r), inclusive, and (x) and (y), mutatis mutandis.
2.5 Restrictions on Delegation of Administrative and Support Services
          Notwithstanding any other provision of this Agreement, each of the Fund Trustees, the Trust Trustees and the General Partner shall not and is not hereby delegating to the Administrator any authority to manage the following affairs of the Fund, the Trust or the Partnership, respectively:
(a)	the transfer, exchange, cancellation and obligation to effect the issuance of certificates representing Fund Units, Trust Units or LP Units, as the case may be;

(b)	the maintenance of a register of Fund Unitholders, Trust Unitholders or Partners;

(c)	the delivery of distributions to Fund Unitholders, Trust Unitholders or Partners, as the case may be, out of funds provided to it;

(d)	the provision of a basic list of registered Fund Unitholders, Trust Unitholders or Partners, as the case may be, in accordance with the procedures outlined in the applicable Deed or the Partnership Agreement;

(e)	the amendment or waiver of the performance or breach of any term or provision of this Agreement on behalf of the Fund, the Trust or the General Partner, as the case may be;

(f)	the renewal or termination of this Agreement on behalf of the Fund, the Trust and/or the General Partner, as the case may be; and

(g)	any matter which requires the approval of the Fund Unitholders, Trust Unitholders or Partners, as the case may be, under the terms of the applicable Deed or the Partnership Agreement.
2.6 Termination or Suspension of Service
          The Fund, the Trust or the General Partner may at any time terminate or suspend the provision of any particular service to be provided to it under this Agreement by the Administrator.
2.7 Covenants of the Administrator
          The Administrator covenants and agrees that, in the performance of its services under this Agreement, it shall:
(a)	perform all such services at all times in compliance with Applicable Laws and the standard of care set forth in Section 5.1;

(b)	observe and perform or cause to be observed and performed on behalf of the Fund, the Trust or the General Partner, as the case may be, in every material respect, the provisions of (i) all agreements from time to time entered into by the Fund, the Trust or the Partnership, as the case may be, in connection with its activities, and (ii) all Applicable Laws;

(c)	not commingle its own funds with any funds held by it on behalf of the Fund, the Trust or the Partnership, as the case may be;

(d)	maintain proper books, records and documents in which complete, true and correct entries in conformity, in all material respects, with generally accepted accounting principles and all requirements of Applicable Laws will be made in respect of the performance of the Administrator’s services under this Agreement, and all such books and records shall be maintained at the Administrator’s head office in the Province of Ontario; and

(e)	upon reasonable prior notice to the Administrator, the Administrator shall make available to the Fund Trustees, the Trust Trustees, the General Partner and their authorized representatives, for examination during normal business hours on a Business Day, all books, records and documents required to be maintained under Section 2.7(d), wherever maintained. In addition, the Administrator shall make available to the Fund Trustees, the Trust Trustees, the General Partner and their authorized representatives such financial and operating data and other information in respect of the performance of the Administrator’s services under this Agreement as may be in existence and as the Fund Trustees, the Trust Trustees, the General Partner and their authorized representatives shall from time to time reasonably request, including for the purposes of conducting any audit in respect of expenses of the Fund, the Trust or the Partnership or other matters necessary or advisable to be audited in order for the Fund Trustees, the Trust Trustees or the General Partner, as the case may be, to conduct an audit of the financial affairs of the Fund, the Trust or the Partnership, as applicable. Any examination of records at the Administrator’s head office shall be conducted in a manner which will not unduly interfere with the conduct of the business of the Administrator.
2.8 Administrator’s Acknowledgment
          The Administrator acknowledges that it has received a copy of each of the Deeds and the Partnership Agreement and is familiar with and understands the duties of the respective parties thereto, including those duties of the Fund Trustees, the Trust Trustees and the General Partner which are being delegated to it under this Agreement.
2.9 Authority of Administrator
          Subject to any direction of the Fund Trustees, the Trust Trustees or the General Partner from time to time and the terms of the Deeds, the Partnership Agreement and this Agreement, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements, to make applications and filings with Governmental Authorities and to take such other actions as the Administrator considers necessary or appropriate in connection with:
(a)	the affairs of the Fund in the name and on behalf of the Fund and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Fund Unitholders in accordance with the Fund Deed of Trust or take any action required to be taken by the Fund Trustees under the Fund Deed of Trust or take any action requiring approval of the Fund Trustees without such approval having been given;

(b)	the affairs of the Trust in the name and on behalf of the Trust and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Trust Unitholders in accordance with the Trust Deed of Trust or take any action required to be taken by the Trust Trustees under the Trust Deed of Trust or take any action requiring approval of the Trust Trustees without such approval having been given; and

(c)	the affairs of the Partnership in the name and on behalf of the Partnership and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Partnership, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Partners in accordance with the Partnership Agreement or take any action required to be taken by the General Partner under the Partnership Agreement or take any action requiring approval of the General Partner without such approval having been given.

2.10 Determinations of the Administrator Binding
          All determinations of the Administrator which are made in good faith with respect to any powers, duties and responsibilities relating to the Fund, the Trust or the General Partner, as the case may be, and delegated to the Administrator under this Agreement shall be final and conclusive and shall be binding upon the Fund, the Trust or the General Partner, as the case may be, and all Fund Unitholders, Trust Unitholders (and, where such unitholder is a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan or registered pension fund or plan as defined in the Tax Act, or such other fund or plan registered under the Tax Act, upon past, present or future fund or plan beneficiaries and fund or plan holders) or Partners, as the case may be.
2.11 Certificate
          The Administrator shall deliver to each of the Fund Trustees, the Trust Trustees, and the General Partner within ninety (90) days after the end of each calendar year and at such other time as the Fund Trustees, the Trust Trustees or the General Partner, as the case may be, may reasonably request, a certificate signed by a senior officer of the Administrator stating that, to the best of its knowledge, information and belief:
(a)	the Administrator has complied with all of its duties contained in this Agreement, the Deeds and the Partnership Agreement, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement, the Deeds or the Partnership Agreement, or, if there has been a failure so to comply, giving particulars thereof;

(b)	the Fund meets the factual conditions to be a “unit trust” and a “mutual fund trust” for the purposes of the Tax Act;

(c)	the Trust meets the factual conditions to be a “unit trust” for purposes of the Tax Act;

(d)	as at the end of such calendar year, the Fund Units were eligible investments for registered retirement savings plan, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act);

(e)	the financial statements for the Fund have been prepared in accordance with generally accepted accounting principles and present fairly in all material respects, the financial position of the Fund as at December 31 for the year then ended, and the results of its operations and its cash flows for the year then ended and have been approved by the Administrator on behalf of the Fund as required;

(f)	all regulatory filings to be made by the Fund and all filings required under the Tax Act have been accurately completed and filed;

(g)	all declarations and designations required under the Tax Act to ensure appropriate flow-through of income and capital have been made;

(h)	all clearance certificates required under the Tax Act from the Canada Revenue Agency, if any, have been obtained prior to making any distributions of property;

(i)	the Fund, on a continuous basis, maintained its status as a mutual fund trust under the Tax Act, including the dispersal of unitholder requirements and the non-resident unitholder limitations under the Tax Act;

(j)	any distribution of Fund Units by the Fund Trustees or its agents was made in compliance with all regulatory requirements;

(k)	all of the Fund’s investments are in compliance with the investment restrictions, practices and policies and other investments information as disclosed in the Fund Deed of Trust and any other regulatory restriction or policy applicable to investments by the Fund;

(l)	all confirmations, quarterly statements, tax receipts and financial statements have been delivered to Fund Unitholders as required;

(m)	the Administrator validly exists is not insolvent and is not under material investigation by any regulatory authority;

(n)	all documentation required to be forwarded to the Fund Trustees, the Trust Trustees and the General Partner, as the case may be, by the Administrator has been forwarded (including the financial statements of the Fund);

(o)	there is no material litigation pending against the Administrator, the Fund, the Trust or the Partnership which has not been disclosed to the Fund Trustees, the Trust Trustees and/or the General Partner, as the case may be; and

(p)	the Administrator shall promptly inform the Fund Trustees, the Trust Trustees and/or the General Partner, as the case may be, should the Fund, the Trust, the General Partner or the Administrator fail to comply with any of the restrictions and conditions hereto in any material respect.
The parties hereto agree that the failure of the Administrator to deliver the aforementioned certificate within the said ninety (90) day period shall not constitute a breach of this Agreement, provided that the Administrator shall deliver such certificate not more than ten (10) Business Days following the demand of the Fund Trustees, the Trust Trustees or the General Partner, as the case may be.

2.12 Notice
          The Administrator shall provide the Fund Trustees, the Trust Trustees and the General Partner, as the case may be, prompt written notice of any (i) defaults hereunder of which it becomes aware or (ii) event or circumstance of which the Administrator shall become aware where the Fund Trustees, the Trust Trustees or the General Partner, as the case may be, is required by the Fund Deed of Trust, the Trust Deed of Trust or the Partnership Agreement, as applicable, to take specific action.
2.13 Execution of Documents
          In carrying out the powers and duties of the Administrator under this Agreement, the Administrator may execute and deliver, in the name of and for and on behalf of the Fund, the Trust or the Partnership, as the case may be, all agreements, certificates, deeds, instruments, waivers, releases or other documents pertaining to the Fund, the Trust or the Partnership, as the case may be, which the Administrator considers appropriate, in its sole discretion, and in doing so the Administrator shall be designated as the “Administrator” of the Fund, the Trust or the Partnership, as the case may be. Any such instrument or document shall be executed in the following manner:

EXTENDICARE REAL ESTATE INVESTMENT TRUST By its Administrator, EXTENDICARE INC.

Per:

Authorized Signatory

and

EXTENDICARE TRUST By its Administrator, EXTENDICARE INC.

Per:

Authorized Signatory

and

EXTENDICARE LIMITED PARTNERSHIP, By its Administrator, EXTENDICARE INC.

Per:

Authorized Signatory

2.14 Contractual Obligations
          All reasonable efforts shall be made to ensure that every contract entered into on behalf of the Fund and/or the Trust by the Administrator shall include a provision substantially to the following effect:
“The parties hereto acknowledge that the [Administrator] is entering into this agreement solely in its capacity as administrator on behalf of the Fund and/or the Trust and the obligations of the Fund and/or the Trust hereunder shall not be personally binding upon the trustees of the Fund and/or the Trust, the Administrator, or any registered or beneficial holder of trust units of the Fund and/or the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund and/or the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, (i) the “Fund Assets” as defined in the Fund Deed of Trust and/or (ii) the “Trust Assets” as defined in the Trust Deed of Trust.”
This provision shall be held in trust and enforced by the Administrator for its benefit and for the benefit of the Fund and/or the Trust, as the case may be, and the benefit of the unitholders thereof. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Fund Trustees, the Trust Trustees, the Administrator, any Fund Unitholder or any Trust Unitholder.
2.15 Ratification of Prior Acts
          Each of the Fund, the Trust and the General Partner acknowledge, authorize, ratify and confirm all acts, undertaken and completed by the Administrator or on its behalf prior or the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the Administrator herein.
ARTICLE III
PAYMENT OF EXPENSES
3.1 Expense Reimbursement
          The Administrator shall be reimbursed for all Expenses incurred by the Administrator in carrying out its obligations or duties under this Agreement by the Fund, the Trust and the General Partner, without duplication. The Administrator shall calculate the Expenses for each month and shall invoice each of the Fund, the Trust and the General Partner in respect thereof by setting out the details of the services provided by the Administrator and the related Expenses and GST incurred by the Administrator pursuant to this Agreement by the 15th day of the month following the end of such month. Such amounts shall be payable by each of the Fund, the Trust and the General Partner not later than thirty (30) days after the end of the month in which the Expenses were incurred. The parties agree that the Expenses shall be treated for tax purposes as costs and expenses of the party on whose behalf they were incurred, except as otherwise required by Applicable Laws.
3.2 Payment of GST
          Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the Excise Tax Act (Canada) or otherwise (collectively, the “GST”) and the Administrator shall be paid by the Fund Trustees, on behalf of the Fund, the Trust Trustees, on behalf of the Trust, and the General Partner, on behalf of the Partnership, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included and separately identified by the Administrator in the invoice described in Section 3.1.
3.3 Failure to Pay When Due
          Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate per annum equal to the prime rate charged by the Fund’s, the Trust’s and the Partnership’s principal banker plus 1% per annum from the date payment is due until the date payment is made.
3.4 No Fee
          The Administrator shall not be entitled to the payment of a fee for the services provided by the Administrator to the Fund, the Trust or the General Partner hereunder.
3.5 Remuneration and Expenses
          The Administrator shall pay the remuneration and expenses of the Fund Trustees and the Trust Trustees as provided in Section 10.7 of the Deeds and the expenses of the General Partner as provided in Section 8.6 of the Partnership Agreement, and such amounts shall be paid in priority to any amounts payable to the Administrator in accordance with Section 3.1.
ARTICLE IV
OBLIGATIONS AND COVENANTS
4.1 Obligations and Covenants
          Each of the Fund, the Trust and the General Partner shall:
(a)	grant access or cause access to be granted to the Administrator to the documents and information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b)	provide, or cause to be provided, all documents and information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known pending or threatened suits, actions, claims, proceedings or orders by or against the Fund, the Trust, the Partnership or any of their respective affiliates before any Governmental Authority; and
(c)	otherwise cooperate reasonably with the Administrator in connection with the performance of the services described in Article II hereunder.
ARTICLE V
ACTIVITIES OF ADMINISTRATOR
5.1 Standard of Care and Delegation
(a)	The Administrator shall discharge and perform the powers and duties delegated to it under this Agreement honestly, in good faith and with a view to the best interests of the Fund, the Trust and the Partnership, and with the same degree of care, diligence and skill that a reasonably prudent person, having responsibilities of a similar nature to those hereunder, would exercise in comparable circumstances. The Administrator shall only be responsible for the powers, duties and responsibilities expressly granted or allocated to it under the Deeds, the Partnership Agreement and the other duties and obligations expressly delegated to it in this Agreement and no other obligation or duty (fiduciary, as a trustee or otherwise) in respect to the Administrator shall be implied. No other standard of care, other than as set forth in this Section 5.1(a), shall apply or be implied in relation to the performance of the powers and duties delegated to the Administrator under this Agreement.

(b)	The Administrator may delegate specific aspects of its obligations hereunder to any other Person, provided that (i) such delegation shall not relieve the Administrator of any of its obligations under this Agreement; (ii) the Administrator shall not delegate any of its obligations hereunder to manage and administer the affairs of the Fund, the Trust or the Partnership unless the Administrator shall have notified the Fund Trustees, the Trust Trustees or the General Partner, as the case may be, in writing of the name of the person to which delegation is to be made and the terms and conditions thereof; and (iii) the Administrator shall exercise commercially reasonable efforts to cause such Person to take such action as is necessary to permit the Administrator to remain in compliance with its obligations, duties and covenants under this Agreement and to cause such Person to refrain from taking any action which would result in the Administrator being in breach of its obligations, duties and covenants under this Agreement.

(c)	Notwithstanding Section 5.1(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any Person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with Section 5.1(a). Where possible, the Administrator will structure any delegation in a manner that will permit the Fund Trustees, on behalf of the Fund, the Trust Trustees, on behalf of the Trust, and the General Partner, on behalf of the Partnership, as the case may be, to bring an action directly against the delegatee.

5.2 Reliance
          In carrying out its duties hereunder, provided the Administrator has acted in accordance with the standard of care set out in Section 5.1(a) hereof, the Administrator and its delegates shall be entitled to rely on:
(a)	statements of fact of other Persons (any of which may be Persons with whom the Administrator is affiliated or associated) who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b)	statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such person to provide such statements, opinion, advice or information;
and may employ such experts as may be necessary to the proper discharge of its duties.
The Administrator may rely, and shall be protected in acting, upon any instrument or other document reasonably believed by it to be genuine and in force.
5.3 No Liability for Advice
          The Administrator shall not be liable, answerable or accountable to the Fund, the Fund Trustees, the Fund Unitholders, the Trust, the Trust Trustees, the Trust Unitholders, the Partnership, the General Partner or the Partners for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, or the advice given to the Fund Trustees, the Trust Trustees or the General Partner by the Administrator, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, willful default or gross negligence of the Administrator in performing its obligations hereunder.
5.4 Conflict of Interest
(a)	To the extent there is a conflict of interest between the Administrator acting in that capacity, on the one hand, and the Fund, the Trust or the Partnership, on the other hand, in respect of any matter, the Administrator shall resolve such conflict, on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the Administrator to deal fairly and in good faith with each group or persons.

(b)	In the event that the interests of the Administrator are in conflict with those of the Fund, the Fund Unitholders, the Trust, the Trust Unitholders, the Partnership or the Partners, the Administrator shall make decisions acting in good faith, having regard to the best interests of such parties.

5.5 Additional Information
          Each of the Fund Trustees, the Trust Trustees and the General Partner acknowledge that conducting the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of assets in which the Administrator or its affiliates or associates have an interest and each of the Fund Trustees. the Trust Trustees and the General Partner agree that neither the Administrator nor its affiliates or associates shall be liable to account to the Fund, the Fund Trustees, the Fund Unitholders, the Trust, the Trust Trustees, the Trust Unitholders, the Partnership, the General Partner or the Partners with respect to such activities or results; provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Fund Trustees or the Fund, or the Trust Trustees or the Trust, or the General Partner or the Partnership, as the case may be, are parties or are bound.
5.6 Confidentiality
     Subject to Section 5.5, the Administrator shall not, without the prior written consent of the Fund Trustees, the Trust Trustees or the General Partner disclose to any third party any information about the Fund, the Trust or the Partnership, as the case may be, acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required to the following disclosure:
(a)	information disclosed as required by Applicable Laws or as may be required by the regulations or policies of any Governmental Authority;

(b)	information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Fund, the Trust or the Partnership, as the case may be; or

(c)	information disclosed that the Administrator, acting reasonably, deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.
The provisions of this Section 5.6 shall survive the termination of this Agreement.

ARTICLE VI
INDEMNIFICATION
6.1 Indemnification of the Administrator
          Each of the Fund (to the extent of the Fund Assets), the Trust (to the extent of the Trust Assets) and the General Partner is liable to, and shall indemnify and save harmless the Administrator, its directors, officers, employees, shareholders and agents, and all of their successors and assigns in respect of:
(a)	any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Administrator or against such director, officer, employee or agent, as the case may be, for or in respect of anything done or permitted to be done in its capacity as administrator of the Fund, the Trust or the Partnership, as the case may be, and the execution of all duties, responsibilities, powers and authorities pertaining thereto;

(b)	all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Administrator in respect of the administration or termination of the Fund, the Trust (excluding any and all taxes on any income of the Administrator) and/or the Partnership; and

(c)	any loss, expense, claim, liability or asserted liability (including strict liability liabilities of indemnified parties to third parties in respect of bodily injuries, property damage, damage to or impairment of the environment) incurred as a result of the administration of the Fund, the Trust or the Partnership, as the case may be, or the exercise by the Administrator of any of the rights under this Agreement, unless any of the foregoing arises principally and directly from a breach of the Administrator’s standard of care as set out in Section 5.1(a) or the Administrator’s or such director’s, officer’s employee’s or agent’s gross negligence, willful default or fraud in which case the provisions of this Section 6.1 shall not apply. These indemnities shall survive the termination of the Fund, the Trust and the Partnership and the resignation or removal of the Administrator as administrator of the Fund, the Trust and the Partnership.
6.2 Indemnification of the Other Parties
          The Fund, the Trust, the Partnership, the Fund Trustees, the Trust Trustees and the General Partner and any Person who is serving or shall have served as an officer, director, employee or agent of the Fund Trustees, the Trust Trustees and/or the General Partner, and each of their respective heirs, personal representatives, successors and assigns, shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, willful default or gross negligence of the Administrator in the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) arise from the fraud, willful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Fund, the Trust, the Partnership, the Fund Trustees, the Trust Trustees, the General Partner or the officers, directors, employees or agents of the Fund Trustees, the Trust Trustees and/or the General Partner may be entitled as a matter of law or equity or which may be lawfully granted to such person.
6.3 Survival of Indemnities
          All indemnities provided in this Article 6 shall survive the termination of this Agreement.
ARTICLE VII
TERM AND TERMINATION
7.1 Term
          Subject to Section 2.6 and Section 7.4, this Agreement shall continue in force for a period of ten (10) years from the Effective Date unless terminated earlier by any or all of the Fund, the Trust and the General Partner, each in its sole discretion, by notice in writing to the Administrator given at least thirty (30) days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 7.6.
7.2 Renewal
          Subject to Sections 7.1, 7.4 and 7.5, upon the expiry of the initial ten (10) year term of this Agreement, the Fund, the Trust, the General Partner and the Administrator shall have the option of extending the term of this Agreement for additional five year terms by providing one another with 30 day’s written notice of such extension prior to the expiration of the initial term or any renewal term, provided that the Fund, the Trust and the General Partner must jointly elect to so extend this Agreement for any extension to be effective. Each renewal term shall remain subject to the Fund’s, the Trust’s, the General Partner’s and the Administrator’s right of earlier termination on the same basis as provided in Sections 7.1, 7.4 and 7.5.
7.3 Effect of Termination
          Upon the effective date of termination of this Agreement, the Administrator shall:
(a)	forthwith deliver to each of the Fund, the Trust and the General Partner all books, records, accounts, documents, systems and manuals which it has developed and maintained relating to each such entity pursuant to this Agreement;

(b)	forthwith pay to the Fund, or to the order of the Fund, to the Trust, or to the order of the Trust, and to the General Partner, or to the order of the General Partner, as the case may be, all respective monies collected and held for the Fund, the Trust and the General Partner pursuant to this Agreement, after deducting any reimbursement of expenses to which it is then entitled pursuant to Sections 3.1 and 7.6;

(c)	as soon thereafter as is reasonably practicable, deliver to the Fund, or to the order of the Fund, to the Trust, or to the order of the Trust, and to the General Partner, or to the order of the General Partner, a complete auditor’s report including a statement showing all payments collected by it and a statement of all respective monies held by it during the period following the date of the last audited statement furnished to the Fund, the Trust and the General Partner; and

(d)	forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of each of the Fund Trustees, the Trust Trustees and the General Partner all respective property and documents of the Fund, the Trust and the Partnership then in the custody of the Administrator.
7.4 Default upon Insolvency or Bankruptcy
          This Agreement shall be immediately terminable by written notice from the Administrator or the Fund Trustees to the other, from the Administrator or the Trust Trustees to the other, or from the Administrator or the General Partner to the other, as the case may be, in the event that:
(a)	the Administrator, the Fund, the Trust or the General Partner:
(i)	institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii)	files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii)	consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(iv)	makes an assignment for the benefit of its creditors generally;
(b)	a court having jurisdiction enters a decree or order adjudging the Administrator, the Fund, the Trust or the General Partner a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(c)	any proceeding with respect to the Administrator or the General Partner is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors’ Arrangement Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(d)	any proceeding with respect to the Fund, the Trust or the General Partner is commenced under the Bankruptcy and Insolvency Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants.

7.5 Default upon Material Breach
          Subject to Article 8, this Agreement shall be immediately terminable by written notice from the Administrator or the Fund Trustees to the other, from the Administrator or the Trust Trustees to the other, or from the Administrator or the General Partner to the other, as the case may be, in the event that the other party defaults (the “Defaulting Party”) in the performance of a material obligation under this Agreement, which default is not remedied within thirty (30) days after written notice thereof has been delivered to the Defaulting Party.
7.6 Payment
          Upon the termination this Agreement, each of the Fund, the Trust and the General Partner shall either (i) pay to the Administrator, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Fund, the Trust or the General Partner, as the case may be) or (ii) assume the obligations of the Administrator under such contracts or any of them. From and after the effective date of termination of this Agreement, the Administrator shall not be entitled to any further reimbursement of Expenses but shall be reimbursed for all Expenses incurred by it prior to the effective date of termination.
7.7 Continuing Obligations
          Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.
ARTICLE VIII
FORCE MAJEURE
8.1 Consequences of Force Majeure
     During the occurrence of an event of Force Majeure, the obligations of the party affected by such event of Force Majeure, to the extent that such obligations cannot be reasonably performed as a result of such event of Force Majeure, shall be suspended, and such party shall not be considered to be in breach or default hereunder for the period of such occurrence, except that the occurrence of an event of Force Majeure:
(a)	affecting the Fund, the Trust or the General Partner but not affecting the performance of the Administrator’s obligations hereunder, shall not relieve the Fund, the Trust or the General Partner of its obligation to reimburse Expenses; or

(b)	affecting the Administrator but not affecting the performance of the Fund’s, the Trust’s or the General Partner’s obligations hereunder, shall not relieve the Fund, the Trust or the General Partner of its obligation to make payments of the expenses of the Administrator incurred before the event of Force Majeure in respect of services performed by the Administrator prior to such event of Force Majeure.
The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.
8.2 Notice
          Upon the occurrence of an event of Force Majeure, the non-performing party:
(a)	shall give the other party prompt written notice of the particulars of the event of Force Majeure and its expected duration; and

(b)	shall use its best efforts to remedy its inability to perform.
ARTICLE IX
GENERAL MATTERS
9.1 No Partnership, Joint Venture or Trust
          The parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person, whether or not a party, in connection with the discharge by the Administrator of such obligations.
9.2 Amendments
          This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.
9.3 Assignment
          This Agreement may be assigned by any party hereto only with the prior written consent of each of the other parties.
9.4 Severability
          The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under Applicable Laws such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

9.5	Notices
          All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile transmittal during normal business hours on any Business Day to the address of the party, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile transmittal (as the case may be) if such delivery or facsimile transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The parties hereto may give from time to time written notice of change of address in the manner aforesaid.
          Notices shall be provided:
(a)	To the Fund:

Extendicare Real Estate Investment Trust 3000 Steeles Avenue East Markham, Ontario L3R 9W2

Attention: Trustees Facsimile: (905) 470-4003

(b)	To the Trust:

Extendicare Trust 3000 Steeles Avenue East Markham, Ontario L3R 9W2

Attention: Trustees Facsimile: (905) 470-4003

(c)	To the General Partner:

Extendicare Holding General Partner Inc. 3000 Steeles Avenue East Markham, Ontario L3R 9W2

Attention: President Facsimile: (905) 470-4003

(d)	To the Administrator:

Extendicare Inc. 3000 Steeles Avenue East Markham, Ontario L3R 9W2

Attention: President Facsimile: (905) 470-4003
9.6 Enurement
          This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.
9.7 Entire Agreement
          This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof between the parties, other than as expressly set forth in this Agreement, the Fund Deed of Trust, the Trust Deed of Trust and the Partnership Agreement.
9.8 Waivers
          No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.
9.9 Further Assurances
          Each of the parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
9.10 Counterparts
          This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
9.11 Facsimile Execution
          Execution and delivery of this Agreement may be effected by any party by facsimile transmission of the execution page hereof to the other parties. A party delivering this Agreement by facsimile transmission shall thereafter forthwith deliver to each of the other parties an original execution page hereof with its original execution located thereon; provided, however, that any failure by a party to so deliver such original signature page shall not affect the validity or enforceability hereof by or against that party.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

EXTENDICARE REAL ESTATE INVESTMENT TRUST, by its Trustee		EXTENDICARE TRUST, by its Trustee

Per:	(signed) Mel Rhinelander	Per:	(signed) H. Michael Burns

	Mel Rhinelander		H. Michael Burns

EXTENDICARE HOLDING GENERAL PARTNER INC.		EXTENDICARE INC.

Per:	(signed) Mel Rhinelander	Per:	(signed) Mel Rhinelander

	Mel Rhinelander		Mel Rhinelander
	Director		Director